Share Studios, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to October 31, 2024

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Share Studios, Inc. Management

We have reviewed the accompanying financial statements of Share Studios, Inc (the Company) which comprise the statement of financial position as of inception - October 31, 2024 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
December 4, 2024

SHARE STUDIOS, INC
STATEMENT OF FINANCIAL POSITION

	As of October 31, 2024
ASSETS	
Current Assets:	
Cash & cash equivalents	23,458
Total Current Assets	23,458
Non-Current Assets:	
Fixed Assets - net	1,462
Intangible assets	4,171
Total Non-Current Assets	5,633
TOTAL ASSETS	29,091
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	8,842
Accrued Expenses	7,771
Total Current Liabilities	16,613
TOTAL LIABILITIES	16,613
EQUITY	
SAFE	44,000
Accumulated Deficit	(31,523)
TOTAL EQUITY	12,477
TOTAL LIABILITIES AND EQUITY	29,091

See Accompanying Notes to these Unaudited Financial Statements

SHARE STUDIOS, INC
STATEMENT OF OPERATIONS

	Period Ended October 31, 2024
Operating Expenses	
General and Administrative	31,523
Total Operating Expenses	**31,523**
Total Loss from Operations	**(31,523)**
Net Income (Loss)	**(31,523)**
Earnings Before Income Taxes, Depreciation, and Amortization	**(31,523)**
Net Income (Loss)	**(31,523)**

See Accompanying Notes to these Unaudited Financial Statements

SHARE STUDIOS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	SAFE	Retained earnings (Deficit)	Total Shareholder's Equity
Inception	-	-	-
Issuance of Common Stock	-	-	-
Additional Paid in Capital	-	-	-
SAFE investment	44,000	-	44,000
Net income (loss)	-	(31,523)	(31,523)
Ending balance at 10/31/24	44,000	(31,523)	12,477

See Accompanying Notes to these Unaudited Financial Statements

SHARE STUDIOS, INC
STATEMENT OF CASH FLOWS

	Period Ended October 31,
	2024
OPERATING ACTIVITIES	
Net Income (Loss)	(31,523)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	8,842
Accrued Expenses	7,771
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,613
Net Cash provided by (used in) Operating Activities	(14,909)
INVESTING ACTIVITIES	-
Fixed Assets - net	(1,462)
Intangible assets	(4,171)
Net Cash provided by (used in) Investing Activities	(5,633)
FINANCING ACTIVITIES	
Accrued interest	-
Line of Credit	-
SAFE	44,000
APIC	-
Net Cash provided by (used in) Financing Activities	44,000
Cash at the beginning of period	-
Net Cash increase (decrease) for period	23,458
Cash at end of period	23,458

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Share Studios, Inc ("the Company") was formed in Delaware on January 8th, 2024. The Company plans to operate as an innovative subscription-based platform designed specifically for independent filmmakers. The platform empowers filmmakers to connect, collaborate, and manage projects while fostering a community-centered approach to film production and profit-sharing. Independent filmmakers will be able to create detailed profiles, connect with other filmmakers, and showcase their projects. This feature promotes collaboration and networking within the filmmaking community. Filmmakers can develop independent film projects directly on the platform. The platform includes a proprietary back-end points system that facilitates equitable distribution of profits and equity among all project participants, ensuring transparent and fair collaboration. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of October 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $23,458 in cash as of October 31, 2024.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on the useful lives of the assets.

Intangible Assets

Intangible Assets are recorded at cost and include website/platform development costs. Amortization is provided using the straight-line method, based on the useful lives of the assets.

Carrying Values- Property and Equipment and Intangible Assets

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for October 31, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The company has not started operations as October 31, 2024. The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

General and Administrative

General and administrative expenses consist of professional services and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term liabilities as of October 31, 2024.

NOTE 6 – EQUITY

The Company has authorized 15,000,000 common shares with a par value of $0.00001 per share.

Voting: Common stockholders are entitled to one vote per share
Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Simple Agreements for Future Equity (SAFE)

During the periods ending June 30, 2024 and 2023, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event. Each agreement is subject to a pre or post money valuation cap. The total amount of the SAFES is $44,000 as of October 31, 2024. The valuation caps of the agreements entered were $5M - $9M.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to October 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 4, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.